UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

CANON INC.

(Exact name of the registrant as specified in its charter)

JAPAN	001-15122
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principle executive offices)		(Zip code)

Eiji Shimizu, +81-3-3758-2111,

30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501, Japan

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2015 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Established in 1937, Canon Inc. is a Japanese corporation with its headquarters in Tokyo, Japan. Canon Inc. is one of the world’s leading manufacturers of plain paper copying machines, office multifunction devices (“MFDs”), laser printers, cameras, inkjet printers, semiconductor lithography equipment and FPD (flat panel display) lithography equipment. Canon Inc. earns revenues primarily from the manufacture and sale of these products domestically and internationally.

Canon Inc. and its consolidated companies fully have been aware of conflict minerals issue and have been working together with business partners and industry entities to address the issue of conflict minerals.

In response to Rule 13p-1, Canon Inc. conducted Reasonable Country of Origin Inquiry and due diligence based on the “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas,” for its various products.

Item 1.01    Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of Conflict Minerals Report of Canon Inc. for the reporting period January 1, 2015 to December 31, 2015 is provided as Exhibit 1.01 hereto and is publicly available at: http://www.canon.com/csr/conflict/index.html

Item 1.02    Exhibit

Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 hereto.

Section 2 - Exhibits

Item 2.01    Exhibits

Exhibit 1.01 - Conflict Minerals Report for the reporting period January 1, 2015 to December 31, 2015

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Canon Inc.
(Registrant)

/s/ Toshizo Tanaka
Toshizo Tanaka
Executive Vice President & CFO

Canon Inc.
30-2, Shimomaruko 3-chome,
Ohta-ku, Tokyo 146-8501, Japan

Date    May 27, 2016